[TO BE TYPED ON INVESTORS MARK ADVISORS, LLC LETTERHEAD]

                                     (Date)

Investors Mark Series Fund, Inc.
700 Karnes Boulevard
Kansas City, MO 64108

           Re:  Expense Reimbursement

Dear Sirs:

     The undersigned, Investors Mark Advisors, LLC ("Adviser"), serves as the investment adviser to Investors Mark Series Fund, Inc. ("Adviser"). The Fund intends to offer its shares to separate accounts of life insurance companies ("Participating Insurance Companies") in connection with variable annuity and variable life insurance policies issued by the Participating Insurance Companies and to qualified pension and other retirement plans ("Qualified Plans").

     The Adviser desires that the Fund be an attractive investment medium to Participating Insurance Companies and their variable annuity and variable life insurance policy owners and to Qualified Plans and their Participants. In consideration thereof and as an inducement to the Fund to offer its shares to the separate accounts of Participating Insurance Companies and to Qualified Plans, the Adviser hereby undertakes and agrees with the Fund that it will, if necessary, reimburse expenses of the Portfolios to the extent that expenses of each of the Portfolios, including management fees, exceed the annual rate of each of the Portfolio's average daily net assets as set forth on the attached Schedule A. This undertaking is subject to termination at any time without notice to shareholders after the expiration of twelve (12) months from the date shares of the Portfolios are first offered to the public.

                                  INVESTORS MARK ADVISORS, LLC

                                  By:_______________________________

Agreed and Accepted:

INVESTORS MARK SERIES FUND, INC.

By: ________________________________________



                                   SCHEDULE A

The Adviser has agreed to limit the expenses of the Portfolios to the extent necessary to limit the total annual operating expenses (expressed as a percentage of each Portfolio's average daily net assets) to not more than .90% of the average daily net assets of each of the Mid Cap Equity, Large Cap Growth, Large Cap Value, Growth & Income and Balanced Portfolios; to not more than .80% of the average daily net assets of the Intermediate Fixed Income Portfolio; to not more than .50% of the average daily net assets of the Money Market Portfolio; to not more than 1.00% of the average daily net assets of the Global Fixed Income Portfolio; and to not more than 1.05% of the average daily net assets of the Small Cap Equity Portfolio. This expense limitation may be modified or terminated in the discretion of the Adviser at any time without notice to shareholders after the expiration of twelve (12) months from the date shares of the Portfolios are first offered to the public. Reimbursement by the Portfolios of expenses paid by the Adviser pursuant to the Expense Limitation Agreement may be made at a later date when the Portfolios have reached a sufficient asset size to permit reimbursement to be made without causing the total annual expense ratio of each Portfolio to exceed the Total Operating Expense percentages.